UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the “Company”), has reached an agreement to sell the M/V Toro at a reduced sale price. On July 17, 2008, the Company entered into an agreement to sell the M/V Toro, a 1995 built 73,034 dwt Panamax drybulk carrier, for a price of approximately $63.4 million.  The Company has reached an agreement with the buyers whereby the price will be reduced to $36.0 million. The M/V Toro is currently employed in the spot market. The Company expects to recognize a gain of approximately $10 million which will be recognized in the first or second quarter of 2009. As part of the agreement the buyers will release the deposit of $6.3 million to the Company immediately and will make a new deposit of $1.5 million. If the buyers fail to remit the remainder of the new purchase price, the Company will retain the vessel and will be entitled to claim compensation for the difference between the current market price and the original contract price of $63.4 million. The vessel is expected to be delivered to the buyers by April 2009.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by Post-Effective Amendment No. 1 filed on October 20, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: February 6, 2009	By:	/s/ George Economou
George Economou
Chief Executive Officer

SK 23113 0002 962916